ALEAFIA HEALTH INC.
(formerly Canabo Medical Inc.)
Management’s Discussion and Analysis
Quarter ended September 30, 2018

This Management’s Discussion and Analysis (MD&A) of Aleafia Health Inc. (formerly Canabo Medical Inc.), (the “Company”) is dated November 25, 2018 and provides an analysis of the financial operating results for the quarters ended September 30, 2018 and September 30, 2017 for the Company. This MD&A should be read in conjunction with the unaudited consolidated quarterly financial statements and accompanying notes for the quarter ended September 30, 2018 and September 30 ,2017 which have been prepared in accordance with International Financial Standards (“IFRS”) for consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

The MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (NI 51-102) of the Canadian Securities Administrators. Additional information and the MD&A regarding the Company.are available on our website at www.aleafia.com or through the Sedar website at www.sedar.com. The common shares of the Company are traded on the TSX Venture Exchange under the symbol “ALEF”.

Except for the historical statements contained herein, this Management’s Discussion and Analysis presents “forward-looking statements” within the meaning of Canadian securities legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the combined issuer after completion of the business combination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aleafia Health Inc. to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors disclosed in Aleafia Health Inc.’s publicly filed documents. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and officers of Aleafia believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aleafia does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

COMPANY OVERVIEW

The Company was incorporated under the Business Corporations Act (British Columbia) on February 02, 2007 under the name Four River Ventures Ltd. On November 9, 2016, the Company acquired Canabo Medical Corporation (CMC) through a reverse takeover transaction and changed its name to Canabo Medical Inc. On March 26, 2018, the Company completed a business combination by way of three-cornered amalgamation with Aleafia Inc (“Aleafia Inc”) whereby 2412550 Ontario Inc., a direct wholly owned subsidiary of CMC and an indirect wholly owned subsidiary of the Company amalgamated to form “Aleafia Inc.” and the Company changed its name to “Aleafia Health Inc.” (the “Aleafia/Canabo Business Combination”). On June 27, 2018, the Company continued under the Business Corporations Act (Ontario). Aleafia Inc. is engaged in the business of providing medical services to patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners.

During the period ended December 31, 2017 and as described below, Aleafia Inc. acquired a 100% of the issued and outstanding shares of 755064 Ontario Inc. (which has since changed its name to Aleafia Farms Inc. (“Aleafia Farms”)) and became a whole owned subsidiary of Aleafia Inc. (the “Aleafia Farms Acquisition”). Aleafia Farms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations and owns the land and building at its facility in Port Perry, Ontario.

On March 26, 2018, the Company completed the Aleafia Business Amalgamation as described above.

At the time, the Company, then known as Canabo Medical Inc. (“Canabo”), operated directly and indirectly, through various partnership agreements 22 clinics across the country staffed by qualified health practitioners legally permitted to prescribe medicinal cannabis for pain therapy or the treatment of disabling illnesses by providing medical consultation (“Canabo Clinics”). Canabo Clinics specialize in cannabinoid therapy, cannabinoid education, independent medical cannabis evaluations, data collection and clinical research. At the time of the completion of the Aleafia Business Amalgamation, Canabo had a database of patients in excess of 30,000.

The head office and principal place of business of the Company is 8810 Jane Street, 2nd floor, Concord, Ontario.

As at September 30, 2018, the Company had not generated a profit and had accumulated a deficit of $16,266,928. The Company’s operations and expenditures have been funded by the issuance of equity. The Company’s ability to continue its operations and to realize its assets at their carrying value is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

Strategic Partnerships

On May 1, 2018, the Company announced the memorandum of understanding (“MOU”) formalizing the strategic relationship with CannTrust Inc. ("CannTrust"), which both companies feel will be of significant mutual benefit. The companies have entered into a strategic genetic supply agreement through which the Company has received various strains of high-quality starter genetics for its licensed production facility in Port Perry, Ontario, and CannTrust taking the right of first refusal to purchase product from Aleafia.

CannTrust has provided starter genetics to the Company for the cultivation of Aleafia’s first two harvests.

CannTrust also has the ability to purchase product from the Company's harvest. On September 10, 2018 the Company announced that it has secured its first sale of high-quality medical cannabis to CannTrust. The Company and CannTrust signed a subsequent MOU on September 27, 2018. Under the terms of the cannabis supply agreement, CannTrust has the right of first refusal to purchase up to 15,000kg of dried cannabis flower in 2019 from Aleafia’s cannabis cultivation facilities.

Aleafia Farms Acquisition

The acquisition of Aleafia Farms was made by Aleafia Inc. to directly support its clinic operations. In consideration for the Assignment, the Company paid $1,000,000 in cash and issued 24,000,000 common shares with a fair value of $6,000,000.

The Aleafia / Canabo Business Amalgamation.

As a result of Aleafia /Canabo Business Amalgamation, the net assets increased by $26,253,185 and the consideration was paid by shares and warrants.

Brokered Private Placement

On March 26, 2018, Aleafia Inc. completed the final tranche of a brokered private placement (the “Aleafia Private Placement”) where an aggregate of 24,171,000 subscription receipts (“Subscription Receipts”) were sold to raise gross proceeds for Aleafia Inc. of $30,213,750 at an offering price of $1.25 per Subscription Receipt. Immediately prior to the completion of the Aleafia / Canabo Business Combination described above, each Subscription Receipt entitled the holders to receive, without the payment of additional consideration or the taking of further action, one unit of Aleafia (the “Units”). Each Unit consisted of one common share and one-half of one common share purchase warrant in the capital of Aleafia Inc. Each whole warrant is exercisable for one common share of Aleafia at a price of $1.75 for 18 months following the date of listing.

Upon completion of the Aleafia / Canabo Business Amalgamation, all of the common shares and warrants issued in the Aleafia Private Placement converted on a one-for-one basis to common shares the Company.

The Agents on the private placement received a cash commission $1,671,150 plus 1,336,920 warrants, each warrant being exercisable for one common share at a price of $1.25 for 18 months from the date of listing and a further 668,460 warrants exercisable for one common share at a price of $1.75 for 18 months from the date of listing.

Aleafia Health Inc.

The Aleafia / Canabo Business Amalgamation, which was completed on March 26, 2018, resulted in the combination of two emerging entities in the medicinal cannabis space. As a result of the amalgamation, the Company’s assets continued to include 22 Canabo medical clinics located across Canada and staffed by licensed physicians who are subject-matter experts in cannabinoid medicine. Since the Canabo name is already synonymous with the highest standard of medicinal cannabis healthcare, all clinics will continue to be branded with the Canabo name. Notably, these clinics operate without any patient consultation-fees.

Expanding Production Capacity

The Company is one of Canada’s leading vertically integrated medical cannabis companies focused on “patient-centric” medical cannabis care.

Through its indirect wholly owned subsidiary, Aleafia Farms, the Company is also an Access to Cannabis for Medical Purposes Regulations (ACMPR) licensed producer and owns a 7,000-square foot medical cannabis production facility situated on 76 acres of prime farmland in Port Perry, Ontario. On August 31, 2018 the Port Perry facility received its Sales Licence from Health Canada, allowing for the sale of dried cannabis flower to other Licenced Producers. The Company subsequently made its first cannabis sale in a transaction with CannTrust Holdings Inc..

The Company is actively implementing an expansion strategy at the Port Perry site. The Company has received local regulatory approval for a 30-acre secure outdoor cannabis grow expansion on the same property in which the licensed cultivation facility resides.

The Company expects the secure outdoor grow to produce 60,000 kg of dried cannabis flower on an annual basis upon completion of the fully funded expansion. The Company expects to begin its first outdoor grow harvest in 2019.

On July 30, 2018 the Company closed its acquisition of a 160,000- sq. ft. modern, fully- automated greenhouse facility in Niagara- including its advanced growing equipment for $9.6 million. The Company has treated the acquisition as an asset acquisition for accounting purposes.

Key Facts:

  The Niagara greenhouse facility is 160,000 sq. ft.and the current retrofitting is on schedule Both the 160,000-sq. ft. Niagara facility retrofitting, along with the 60,000 kg secure outdoor grow expansion are fully funded.

  Given the modern state of the Niagara greenhouse, the Company is expected to accelerate its production capacity and in turn respond more quickly to its patients’ needs.

  Upon completion of the secure outdoor grow expansion and the Niagara greenhouse retrofitting, the Company expects to produce 98,000 kg of dried cannabis flower on an annual basis.

  The Company has an experienced production team in place that has been successful in acquiring 4 production licences from Health Canada.

  A second site licence application will be submitted to Health Canada under the Access to Cannabis for Medical Purposes Regulations (ACMPR) for the newly acquired Niagara facility.

  The advanced automation and strategic layout at the Niagara greenhouse facility requires minimal retrofitting and it is expected that the Company will achieve a greater production capacity at a lower cost.

Education of both the medical community and the general public is a key priority for Aleafia Health Inc. The Company has developed and implemented a proprietary training program for all its staff to help those with chronic medical conditions that have failed traditional first, second and often third-line approaches. This training program extends to partner clinics with which the Company also works. This mixture of in-house clinics and corporate partners will allow the Company to deliver its services to the maximum number of patients with optimal administrative efficiency.

The Company also believes it has brought together experienced leaders from the medical, law-enforcement, government, and business communities with the intention of forming a strong, effective team in which patients, physicians and supporters can feel confident.

Medical Cannabis Regulatory Framework in Canada

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access. Health Canada replaced the prior regulatory framework and issued the Marihuana for Medical Purposes Regulations (“MMPR”) in June 2013 to replace government supply and home-grown medical cannabis with highly secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR regulations covered the production and sale of dried cannabis flowers only. A court injunction in early 2013 preserved the production and access methods of the prior legislation for those granted access prior to the injunction.

On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), which includes a Section 56 Class Exemption for Licensed Producers under the MMPR to conduct activities with cannabis (the “Section 56 Exemption”). The Section 56 Exemption permits Licensed Producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this does not permit Licensed Producers to sell plant material that can be used to propagate cannabis).

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in Allard et al. v. the Federal Government of Canada case. The plaintiffs in the case argued that the MMPR violates their Charter of Rights and Freedom and the court, in a lengthy and detailed judgment, agreed. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients have the access to medical cannabis that they need.

The ACMPR is largely consistent with the former MMPR but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former Medical Marijuana Access Regulations (MMAR). Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada in order to allow for monitoring and auditing of their activities.

Under ACMPR, patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis. Since the requirements under the new regulations are both simpler and involve fewer obstacles to access than the previous regulatory regime, it is anticipated that the growth in the number of approved patients will accelerate. Moreover, the new system allows for competition among licensed producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing for well-positioned and capitalized producers to leverage their position in the marketplace.

Early in 2018, Health Canada reported that over 296,000 patients had enrolled into the ACMPR program by March 31, 20181. By 2024, Health Canada estimates that the number of patients using medical cannabis will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

LEGALIZATION OF RECREATIONAL USE OF CANNABIS IN CANADA

The Cannabis Act (known as Bill C-45) came into force on October 17, 2018, legalizing recreational cannabis use in Canada.1

CIBC World Markets estimates the potential value of the recreational cannabis market in Canada range from $5 billion to $10 billion per year. The lower market value of $5 billion per year translates into yearly consumption of 770,000 kilograms of cannabis, assuming a price of approximately $6.50 per gram.2

To put the potential size of the Canadian recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8.7 billion.3

As it relates to future production needs, the Company is working toward becoming a diversified cannabis producer. It will place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve recreational customers across Canada in the future. With that in mind, the Company is working on plans to significantly increase capacity, with a client-centric focus on product quality. These areas will continue to be our focus today and into the future.

SELECTED FINANCIAL INFORMATION

Summary of Quarterly Results

As a result of the Aleafia / Canabo Business Amalgamation completed on March 26, 2018, Aleafia Inc. is deemed to be the continuing entity for financial reporting purposes. Therefore, the comparative and historical operations of Aleafia Inc. are presented as the historical information for continuing entity. The following information should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2018 and the audited consolidated financial statements of Aleafia Inc. for the year ended December 31, 2017, including the notes thereto.

____________________________________________________

1 https://www.canada.ca/en/health-canada/services/drugs-medication/cannabis/licensed-producers/market-data.html
2 http://research.cibcwm.com/economic_public/download/eijan16.pdf
3 http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm

The following table sets out certain selected financial information of Aleafia Health Inc. consolidated financial statements since 2017:

Quarter ended:	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17
	$	$	$	$
Net loss	-	8,219,769	228,831	369,397
Basic and diluted loss per share	-	2.3	0.006	0.009
Total assets	-	2,253,289	2,090,392	3,330,808
Total liabilities	-	615	988	13,726

Quarter ended:	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18
	$	$	$	$
Net loss	873,903	1,685,068	1,494,661	3,395,299
Basic and diluted loss per share	0.023	0.02	0.011	0.025
Total assets	17,945,090	71,979,742	70,612,075	76,210,345
Total liabilities	7,028,386	8,094,336	7,295,422	7,688,306

The Company has no history of financial results and activities during the period focused on startup, raising of capital, acquisition of key assets and negotiating important business combinations.

The Company recorded a net loss of $3,395,299 for the quarter ended September 30, 2018 and a net loss of $6,575,029 for the nine months ended September 30, 2018 compared to a loss of $369,397 for the quarter ended September 30, 2017 and a loss of $8,817,996 for the nine months ended September 30, 2017. For the quarter ended June 30, 2018 the net loss was $1,494,661. Aleafia Inc. was incorporated in January of 2017 and issued 32,169,999 shares to founders and senior management for nominal value. This resulted in $8,042,470 worth of share-based compensation during the first quarter of 2017.

The information provided for the quarter ended September 30, 2018 consists of the operating activities of Aleafia Health Inc. and all of its subsidiaries (the combined entities) for the full period

Key highlights from the operating statements for the Quarter ended September 30, 2018 include;

Revenue

Revenues for the three months ended September 30, 2018 and 2017 were $1,639,965 and $400 respectively. Revenues in the third quarter included the sale of $429,146 in bulk cannabis representing the first shipments of cannabis for the company. Total revenues for the nine months ended September 30, 2018 and 2017 were $2,972,224 and $400 respectively. Comparative numbers for 2017 reflect that the company was in startup mode. The majority of revenues recorded for the nine months ended September 30, 2018 are a result of operations since the amalgamation with Canabo Medical Inc. in March of 2018.

Operating Expenses

The company continues to pursue an aggressive expansion strategy with the purchase during the quarter of a 160,000 square foot greenhouse in the Niagara region and the hiring of key individuals to round out the executive team. The retrofit of the new facility is well under way involving significant investment in new equipment and the hiring of staff to ready the greenhouse for planting. The amalgamation with Canabo Medical Inc. in March of 2018 added a nation-wide group medical clinics and research operations. The company is also actively negotiating strategic partnerships to further capitalize on the emerging cannabis market. As a result of these activities;

  As a result of the noted activities the company has experienced a significant increase in wages and benefits which totaled $864,315 for the quarter ended September 30, 2018 and $2,361,849 for the nine months ended September 2018. In comparison corresponding amounts for 2017 were $164,401 and $405,249 respectively.

  Business advisory & consulting services totaled $1,051,702 for the quarter ended September 30, 2018 and $1,473,176 for the nine months ended September 30, 2108.

  Professional and legal fees of $282,184 for the quarter ended September 30, 2018 and $569,423 for the nine months ended September 30, 2018 as compared to $16,965 and $17,895 respectively for corresponding periods in 2017.

  Share base compensation for the quarter ended September 30, 2018 was $1,457,476 and $2,072,401 for the nine months ended September 30, 2018 relating to share purchase options issued to employees directors and consultants. The amount for the quarter ended September 30, 2017 was $121,675 and for the nine months ended September 30, 2017 $8,204,706.

  Non-cash amortization expense for the quarter ended September 30, 2018 was $1,104,035 and for the nine months ended September 30, 2018 was $1,385,170. This is a reflection of the ongoing expansion of the grow operations and the amortization of intangible assets generated from the purchase of Aleafia Farms as well as the amalgamation with Canabo Medical Inc. The corresponding amount for 2017 were $16,063 for the quarter ended September 30, 2017 and $19,456 for the nine months ended September 2017.

  Rent and facility expenses were $232,430 for the quarter ended September 30, 2018 and $526,760 for the nine months ended September 30, 2018 compared to $14,420 for the quarter ended September 30, 2017 and $50,261 nine months ended September 30, 2017. Increases are a result of commencing grow operations at the facility in Port Perry and the addition, through amalgamation of 21 Canabo Medical Clinics.

  Office supplies and services totaled $151,104 for the quarter ended September 30, 2018 and $321,534 for the nine months ended September 30, 2018 compared to $21,315 for the quarter ended September 30, 2017 and $46,596 for the nine months ended September 30, 2017. Increases for corresponding periods year over year relate mainly to the operation of the clinic network acquired on the amalgamation with Canabo Medical Inc. in March of 2018.

  Advertising and promotion expenses relate to events designed to recruit doctors for the Clinic network and educate patients on the use of medical cannabis. The expense for the quarter ended September 30, 2018 was $181,047 and for the nine months ended September 30, 2018 $356,996. The expense for the corresponding periods in 2017 were $332 and $49,698 respectively.

Condensed Cash Flow Statement

	9 months ended	9 months ended
	September 30, 2018	September 30, 2017
	$	$
Cash balance, beginning of period	1,057,231	-
Shares issued for cash	34,638,121	3,930,372
Cash used in operating activities	(3,764,154)	(638,389)
Cash used in the purchase of assets	(12,027,038)	(221,134)
Cash used in repayment of mortgage - Aleafia Farms	(4,000,000)	-
Cash acquired on amalgamation	6,916,819
Cash balance, end of period	22,820,979	3,070,849

The early stages of the Company’s growth have been focused on raising capital to fund start-up costs purchasing a quality grow facility with adequate expansion potential and securing the necessary Health Canada licensing.

The Company’s cash flow from operations consists of revenue primarily generated from consultation and research services. The Company sold the first batch of cannabis during the quarter generating a revenue of $429,146. The revenue is mainly offset by increases in salaries and wages, consulting fees and professional fees incurred due to the expansion of the Company. Cash flow from investing activities include repayment of Aleafia Farms mortgage and spends related to asset acquisitions. Cash flow from financing is driven by proceeds from the issuance of shares, exercise of warrants and options and cash acquired on amalgamation. The Company’s cash resulting from financing activities of $41,554,940 is offset by cash used in operating activities of $3,764,154 and cash used in investing activities of $16,027,038, resulting with a positive cash flow of $21,763,748. The cash balance as at September 30, 2018 of $22,820,979 includes $1,057,231 from beginning of the period.

Liquidity and Capital Resources

As at September 30, 2018, the Company had a working capital of $23,357,498. The private placement and business combination completed on March 26, 2018 and described above have provided the Company with additional funds to meet its near-term financial obligations and carry out a planned expansion of the growing operations.

On September 25, 2018, the Company entered into a letter of intent to acquire a 51 per cent stake in One Plant™, an adult-use cannabis retail operation led by members of the Serruya Family (the “Serruya Family”), including Aaron Serruya, the president of International Franchise Inc., which has over 4500 franchise locations in over 50 countries. Serruya Family has also been a leading force in the cannabis industry as early investors of Aphria and the majority shareholder of Liberty Health Sciences. Together, the two parties will form a joint venture (the “JV”). The transaction included a $10 million investment by the Serruya Family into Aleafia.

The transaction was subsequently amended on November 21, 2018. Aleafia’s ownership stake in the adult-use cannabis retail operation was reduced from 51% to 9.9%, to comply with provincial regulations. The transaction closed on November 23, 2018.

Off-Balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made as at the date of financial reporting, which could result in a material adjustment to the carrying amounts of assets and liabilities. In the event that actual results differ from assumptions made, these could be related to, but not limited to:

i.	determination of the fair values of the biological assets, which requires the Company to make assumptions about how market participants assign fair values to the assets.

ii.	the valuation estimates of biological assets at the point of harvest.

iii.	the measurement of deferred income tax assets and liabilities;

iv.	the inputs used in accounting for share-based compensation; and

v.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities.

New Accounting Standards Issued but Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below. The Company is evaluating any impact these standards may have on its financial statements. This assessment has not been completed.

In June 2016, the IASB issued IFRS 16 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors:

•	Financial

o	Aleafia has no significant history of financial results, it may incur significant net losses in the future and may not achieve or maintain profitability;

o

Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company;

o

The Company and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

o

The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	Regulatory

o	Aleafia’s ability to grow, store and sell medical cannabis in Canada are dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

o	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

o

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Competition & General

o

Greater access to medical cannabis, through home and designated growing and illegal dispensaries, may decrease the number of patients registering with the Company and may cause registered patients to leave the Company and grow for themselves;

o

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

o

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity;

•	Legal

o	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

o

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

•	Operational

o

As medical cannabis is an agricultural product, it is subject to the risks inherent to the agriculture business, such as pests, disease, etc. Although the growing is completed indoors under controlled conditions, there is no assurance that these will have no material effects on the production.

o	Third parties with which the Company does business may perceive that they are exposed to reputational risk as a result of its medical cannabis business activities;

o	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of its wholly-owned subsidiaries;

o	The Company’s success relies on the expertise, judgment and good faith of its senior management, and its ability to attract and retain qualified and skilled employees;

o

The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

o

The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increase operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

o	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

o	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption; and

o	The Company could fail to integrate acquired companies into the business of the Company.

OUTSTANDING SHARE DATA

As at November 25, 2018:

(i)	the shares outstanding are 156,989,486

(ii)	the warrants outstanding and exercisable are 9,147,340

(iii)	the options outstanding are 14,090,865

On October 3, 2018, the Company announced that it granted an aggregate of 2,000,000 stock options (the “Options”) under its stock option plan to its certain officers . Each Option is exercisable into common shares of the Company at an exercise price of $2.61. The Options vest every six months over a two-year period and expire on October 2, 2023.